SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)	ATTORNEYS AT LAW	TELEPHONE
JOEL SCHONFELD	80 Wall Street	(212) 344-1600
ANDREA I. WEINSTEIN*	Suite 815	FAX
MARK A. MACRON*	New York, New York 10005	(212) 480-0717
*ALSO ADMITTED IN NEW JERSEY	WWW.SCHONFELD-WEINSTEIN.COM	E-MAIL
joel@schonfeld-weinstein.com
andrea@schonfeld-weinstein.com
keywan@schonfeld-weinstein.com

May 17, 2005

United States Securities & Exchange Commission
Washington, D.C. 20549

ATTN: Pamela A. Long, Assistant Director

Re: SmartMetric, Inc.
Registration Statement on Form SB-2
Filed September 3, 2004
File No. 333-118801

Dear Ms. Long:

We are in receipt of your letter dated March 3, 2005 and have the following responses:

1.  The Company has advised us that the offering was made in September 2004, and not in October and November 2004, as previously noted. We believe that SmartMetric’s sale of 68,207 shares of its common stock to nine shareholders in September 2004 should not be integrated with its registered public offering for the following reasons:

▪	The September 2004 offering was only made to the nine shareholders who purchased the shares. The offering was not made to any other person. There was no general solicitation or advertising.

▪	Of the nine persons, six were existing shareholders of SmartMetric, having received shares in August 2004.

▪
All nine of the investors are friends, and/or colleagues of Peter Sleep, a director of the company. Neither Mr. Sleep nor SmartMetric nor anyone on its behalf participated in a general solicitation or advertising of the offering. All were familiar with the company and Mr. Sleep prior to September 2004.

▪
The September 2004 offering and the proposed public offering are not part of a single plan of financing. The former was to allow the company to complete research and development of its prototype; the latter is to commence operations, and engage in marketing of its SmartCard.

▪
The offerings were not made at or about the same time. There will be a minimum of ten months between the September 2004 and the proposed public offering. According to Rule 502(a) of Regulation D under the Securities Act of 1933, an offering of securities conducted more than six months prior to or six months after another offering will not be considered a part of the same offering. We do not expect this public offering to commence prior to July 2005, which would be more than ten months after completion of the September 2004 offering.

We note that SmartMetric engaged in a subsequent private offering in 2005. In this January 2005 offering, the Company sold 92,630 shares of its common stock to 11 investors at $1.50 for a total of $138,945. This offering should not be integrated with the registered public offering for the following reasons:

▪	The January 2005 offering was made only to the 11 shareholders who purchased the shares. The offering was not made to any other people. There was no general solicitation or advertising.

▪	Of the 11 persons who purchased the securities in January 2005, eight were existing shareholders of SmartMetric prior to January 2005.

▪
All 11 investors were friends and/or colleagues of Peter Sleep. Neither Mr. Sleep nor SmartMetric nor anyone on their behalf participated in a general solicitation of advertising of the offering. All were familiar with the company and Mr. Sleep prior to January 2005.

▪
The January 2005 offering and the proposed public offering are not a single plan of financing. The January 2005 offering was to allow SmartMetric to complete research and development of its prototype; the proposed public offering is to commence operations.

▪
The offerings were not made at or about the same time. There will be a minimum of six months between the January 2005 offering and the proposed public offering. According to Rule 502(a) of Regulation D under the Securities Act of 1933, an offering of securities conducted more than six months prior to or six month after another offering will not be considered a part of the same offering. We do not expect the proposed public offering to be effective prior to June 2005, which would be more than six months after completion of the January 2005 offering.

Table of Contents

2.  We now show the page numbers in this section.

Risk Factors

3.  Reference to Nasdaq Over-the-Counter Bulletin Board has been revised to NASD Over-the-Counter Bulletin Board.

4.  Disclosure has been reconciled to indicate that the amount of funds the company expects to raise after the completion of this offering depends on the amount raised in this offering.

5.  All references to “patent-pending” technology have been revised to indicate that the patent has been granted.

6.  We have disclosed that between them, Messrs. Hendrick, Sleep and Katzman, or Applied Cryptology or any other affiliate may each purchase up to 10,000 shares to meet the required minimum of 333,333 shares. We have added risk factor disclosure.

Summary Financial Information

7.  The line item “net income (loss) for the six months ended December 31, 2003 has been changed to ($1,061).

Management’s Discussion and Analysis of Financial Condition

Plan of Operation

8.  We have added disclosure as to SmartMetric’s plan of operation assuming that SmartMetric sells only the minimum offering amount.

9.  We have added disclosure that the prototype of SmartMetric’s SmartCard has been completed.

Completion of Prototype

10.  We have added disclosure that the SmartCard prototype is complete.

11.  SmartMetric is still negotiating a potential agreement with manufacturers.

Production of SmartCards

12.  Disclosure has been revised to indicate that SmartMetric is negotiating an agreement with manufacturers to produce its SmartCards.

13.  Disclosure has been revised to indicate that SmartMetric does not have available cash and sources of liquidity to begin operations.

14.  Research and development costs have been disclosed. Mr. Hendrick is not the recipient of any of these amounts.

Business

15.  Disclosure has been revised to clarify that SmartMetric now has a prototype which uses technology licensed from Applied Cryptology.

16.  We have deleted reference to an international patent. The United States patent was received on September 14, 2004.

17.  We have disclosed that SmartMetric intends to spend another $50,000 on research and development.

18.  We have revised disclosure in “The SmartMetric Biometric Card,” “Fingerprint Sensor,” and “The SmartMetric SmartCard” subsections to clarify that a prototype of the SmartCard has been produced.

The SmartMetric Biometric Card

19.  We have clarified that the SmartCard has been designed so that authorized persons will carry the cards with them and use fingerprints to obtain access. We have described the type of “card accepter device” that is required. We have explained how the memory and computational capacities of the card will be used.

Fingerprint Sensor

20.  We have explained that the fingerprint sensor and the technology licensed to SmartMetric by Applied Cryptology, Inc. are integrated into the SmartCard itself. We have also disclosed that we will be buying the fingerprint sensors from unrelated third parties, and that no license is required to do so.

21.  We have clarified that the battery will be integrated into the SmartCard. We have not yet entered into any agreements with third party battery manufacturers.

The SmartMetric SmartCard

22.  Disclosure has been revised to indicate that a prototype of the SmartCard exists.

Competition

23.  The phrase “This is similar to SmartMetric’s technology,” has been deleted.

24.  We believe comment 24 is no longer applicable since SmartMetric has now produced a prototype of its product.

25.  We have reconciled conflicting disclosure to indicate that SmartMetric will start paying rent for the space provided by Mr. Hendrick after the public offering’s successful completion.

26.  A copy of the lease agreement executed in November 2004 is attached as an exhibit to the registration statement.

Description of Securities

27.  There are two classes of common stock because the company originally planned to give the class A common stock different rights. That idea was abandoned by the company prior to issuing any shares of either class A or common stock. We have added disclosure to comply with Item 202 of Regulation S-B.

28.  We have clarified that the statement that SmartMetric’s current shareholders will own 99.4% and 89.3% of the common shares after the minimum and maximum offering, respectively, does not assume the selling shareholders will sell all of the shares registered for resale. We have added new disclosure which does make such an assumption.

Selling Shareholders

29.  We have elaborated on the transfer of shares by Mr. Hendrick to the selling shareholders.

30.  We have indicated by footnote the control persons for Byarmi Pty. Ltd. and Zek Equity.

31.  All footnotes have been corrected to correspond with the appropriate disclosure.

32.  Disclosure has been added to indicate that 2,500,000 shares being offered by Colin Hendrick are Class A shares.

Consolidated Balance Sheets

33.  We have revised note 2 and added a new note 4 to comply with your comment.

Notes to Consolidated Financial Statements

34.  We have added note 3 and revised notes 5,6,7, and 8 to comply with your comment.

35.  We have revised note 2 to comply with your comment.

Note 3. Deferred Offering Costs

36.  Only legal fees ($75,000) directly attributable to the Company’s planned public offering and audit fees ($5,000) directly attributable to the Company’s planned public offering and incurred prior to the Company’s filing of its first periodic report (on October 21, 2004) have been capitalized as deferred offering costs. Legal fees and accounting fees attributable to filing of periodic reports (forms 10-KSB and 10-QSB) have been expensed.

Note 5. Stockholder’s Equity

37.  We have revised note 7 to comply with your comment.

Note 7. Planned Public Offering

38.  We have revised note 9 to comply with your comment.

Recent Sales of Unregistered Securities

39.  We have identified the nine persons to whom SmartMetric sold 68,207 shares in September 2004. We have explained how the offering was conducted, what materials and communications were used, and that all purchasers had a relationship either with SmartMetric or one of its directors prior to the filing of SmartMetric’s registration statement. It is disclosed that this offering did not take place as a result of a general and public solicitation. We have also added similar disclosure for the January 2005 offering.

Exhibits

40.  An exhibit index is included in Item 27 of the registration statement. If you would like another index placed elsewhere in the registration, please advise.

Exhibit 4.6

41.   We have deleted the footnote from the escrow agreement since a revised escrow agreement is being filed with this amended registration statement.

42.  The proviso in Section 2(d) of the escrow agreement has been revised.

43.  Schedule A to the Exhibit is the Schedule 1 specified in the fifth “whereas” clause.

Exhibit 5.1

44.  We have revised the legality opinion to indicate that three million of the shares being offered by the selling shareholders are class A common stock, and that counsel consents to being named as such in the registration statement under “Legal Matters”.

Exhibits 10.1 License Agreement between SmartMetric and Applied Cryptology, Inc.

45.  There is no Schedule A because the patent application filed in Australia was transferred to the United States. As a result, there is no patent pending in Australia.

46.  No information is deleted from Section 6.C (i) of the Exhibit.

47.  Schedule A to the Exhibit is the Exhibit B referenced in the License Agreement.

48.  December 4, 2001 is the date the patent application was filed. It was granted on September 14, 2004.

Exhibit 10.3 Agreement between SmartMetric and ISI.

49.  Attachment A to the Exhibit is has now been filed.

50.  The non-disclosure agreement to the Agreement between SmartMetric and ISI is attached to that agreement.

Exhibit 23.2

51.  The accountant’s consent has been amended to allow the use of his name under “Experts,” in the prospectus.

Exhibit 99.1

52.  This exhibit has been revised to state that all checks received from subscribes should be made payable to “Signature Bank, an escrow agent for SmartMetric, Inc.”

Signatures

53.  Mr. Hendrick has signed the registration statement as principal financial officer, as well as in his other capacities.

September 30, 2004 and December 31, 2004 10-QSBS

Item 3. Controls and Procedures

54.  We have amended the September 30, 2004 and December 31, 2004 10-QSBs to state when the evaluation of SmartMetric’s disclosure controls and procedures were performed.

55.  We have revised Item 3 in the September 30, 2004 and December 31, 2004 10-QSBs to disclose that there were no changes in SmartMetric’s internal controls over financial reporting identified in connection with the evaluation of their disclosure controls and procedures.

If you have any further questions, please feel free to contact the undersigned.

Very truly yours,

/s/ Andrea I. Weinstein
Andrea I. Weinstein

AIW: kc-w